UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Vice President of Finance

NIO Inc. (“NIO” or the “Company”) reports that Mr. Yu Qu will serve as the role of Vice President of Finance of the Company in succession of Mr. Dongning Wang, who has resigned from the same role, both effective as of November 6, 2019.

Mr. Yu Qu has served several senior financial management roles of NIO since October 2016. Prior to joining NIO, Mr. Qu served as the regional financial controller at Johnson Controls and Lear Corporation, respectively. Prior to that, Mr. Qu worked at PwC in audit services for 10 years. Mr. Qu received a bachelor’s degree in accounting from Peking University in 2000 and a master’s degree in accounting from Shanghai University of Finance and Economics in 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Bin Li
Name	:	Bin Li
Title	:	Chief Executive Officer

Date: November 6, 2019